Exhibit 99.1

2020 Robert-Bourassa Blvd.

Suite 200

Montreal, Québec

Canada, H3A 2A5

August 2, 2017

To Our Shareholders:

On behalf of the Board of Directors of Birks Group Inc. (the “Company”), I cordially invite you to attend the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Thursday, September 7, 2017, at 9:00 a.m. A notice of the Meeting, form of proxy, and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

We urge you to attend the Meeting. It is an excellent opportunity for the Company’s management to discuss the Company’s progress with you in person.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting, even if you have previously returned your form of proxy, you may revoke your proxy at that time and vote in person by following the procedures set forth in the management proxy circular.

We look forward to seeing you on September 7.

Yours truly,

/s/ Niccolò Rossi di Montelera
Niccolò Rossi di Montelera
Executive Chairman of the Board

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

To be held on Thursday, September 7, 2017

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of BIRKS GROUP INC. (the “Company”) will be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Thursday, September 7, 2017, at 9:00 a.m., for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 25, 2017, together with the auditors’ report thereon;

(2)	electing a board of eight directors to serve until the next annual meeting of shareholders;

(3)	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

(4)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on July 14, 2017 will be entitled to vote at the Meeting.

By Order of the Board of Directors,

/s/ Miranda Melfi
Miranda Melfi
Vice President, Legal Affairs &
Corporate Secretary

Montreal, Québec – August 2, 2017

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL MEETING, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 7, 2017

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about August 2, 2017, is furnished in connection with the solicitation by management of Birks Group Inc. (the “Company”), whose principal executive office is located at 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, of proxies to be used at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 7, 2017 at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of the Annual Meeting of Shareholders, and the enclosed proxy will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the primary use of mail, the Company’s employees may also solicit proxies personally, by telephone or other means of telecommunications. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Inc. to assist it in soliciting proxies for an anticipated fee of $6,000 plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing.

References

Unless the context otherwise requires, the terms “Birks Group” and the “Company” are used in this Circular to refer to Birks Group Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc. and its wholly-owned subsidiary, Mayor’s Jewelers of Florida, Inc., and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the shareholders of Mayors on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks Group prior to the merger.

Unless otherwise indicated, all monetary references in this Circular are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Within this Circular, the Company’s fiscal years ended March 28, 2015, March 6, 2016 and March 25, 2017 are referred to as fiscal year 2015, 2016 and 2017, respectively. The Company’s fiscal year ends on the last Saturday in March of each year. Fiscal years ended 2017, 2016 and 2015 consisted of 52 weeks (reported in four 13-week periods).

Appointment of Proxyholders and Revocation of Proxies

A shareholder may appoint as proxyholder a person other than the persons named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, Computershare Trust Company N.A., P.O. Box 505000, Louiseville, KY 40233, not less than 48 hours prior to the Meeting.

A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Company, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Purposes of the Annual Meeting

At the Meeting, the Company’s shareholders will receive the consolidated financial statements of the Company for fiscal year 2017, together with the auditors’ report thereon and will consider and act upon the following matters:

1.	electing a board of eight directors to serve until the next annual meeting of shareholders;

2.	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

3.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted “FOR” the election of each of the nominees for directors set forth in this Circular under the heading “Election of Directors”, and “FOR” the appointment of KPMG LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of the Company’s Auditors”.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date of this Circular, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their judgment.

Additional Information

The Company’s financial information is included in its consolidated financial statements for fiscal year 2017. Copies of these financial statements will be available at the Meeting. They can also be obtained upon request to the Secretary of the Company at its principal executive office (2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5, fax: (514) 397-2537), or on EDGAR at www.sec.gov.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As of July 14, 2017, the Company had 10,242,911 Class A voting shares outstanding, 7,717,970 Class B multiple voting shares outstanding, and no preferred shares outstanding. As it concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting; and

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name at the close of business on July 14, 2017, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of the Annual Meeting of Shareholders enclosed with this Circular (the “Record Date”).

The Company will prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

A quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present at the Meeting. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Trust Company N.A., shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results from the Meeting.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of each of the directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Code of Ethics and Code of Conduct

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer and Controller (which can be found at www.birksgroup.com) and a similar code that applies to Company’s financial directors. The Company’s Board of Directors has also adopted a Code of Conduct that applies to all employees of the Company. The Code of Conduct is available upon written request to Birks Group Inc., Attention: Corporate Secretary, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5.

Major Holders of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of June 30, 2017, information regarding the beneficial ownership of the voting securities of the Company by each person or entity that beneficially owns an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has, to the Company’s knowledge, sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,242,911 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 30, 2017, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares, as the case may be, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Circular of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 30, 2017 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Class A Voting Shares Beneficially Owned
Grande Rousse Trust(2)	13,646,692	76.0%
Rohan Private Trust Company Limited(3)	13,646,692	76.0%
Montrovest B.V.(4)	8,846,692	63.4%
Mangrove Holding S.A.(5)	4,800,000	33.7%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest B.V. (“Montrovest”) and Mangrove Holding S.A. (“Mangrove”) collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest and Mangrove collectively are beneficially owned by Grande Rousse Trust.
(3)	Trustee of Grande Rousse Trust. Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest and Mangrove collectively are beneficially owned by Grande Rousse Trust.
(4)	Comprised of 8,846,692 Class A voting shares, of which 3,717,970 Class A voting shares, to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(5)	Includes 4,800,000 Class A voting shares, of which 4,000,000 Class A voting shares to which Mangrove would be entitled upon conversion of the Class B multiple voting shares held by Mangrove. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. Grande Rousse Trust is the sole shareholder of Mangrove.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successor is otherwise elected or appointed. The Company’s Board of Directors currently consists of eight persons. Management is proposing a total of eight nominees for election, which consist of the current eight members of the Board of Directors to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are otherwise elected or appointed.

Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote “FOR” the election of each of the eight nominees whose names are set forth in the following table. While the Company has no reason to believe that any of the management nominees for election as a director will be unable or unwilling to serve if elected, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Company’s Board of Directors recommends a vote “FOR” each of the management nominees for election as directors for the term specified above.

Information Regarding the Directors

The following sets forth information regarding each of the eight nominees for election as directors, as of June 30, 2017:

				As of June 30, 2017 Control or Direction of the Company is Exercised by Means of (1)
Name	Age	Position or office with Company	Director Since	Aggregate of Class A voting shares (2)	Options to Purchase Shares		Percentage of Class A Voting Shares Beneficially Owned
Niccolò Rossi di Montelera(3)	44	Executive Chairman of the Board and Director	Sept. 2010	—	—		—
Jean-Christophe Bédos(3)	53	President and Chief Executive Officer and Director	April 2012	—	283,333	(4)	2.7%
Davide Barberis Canonico(3)	51	Director	Sept. 2013	—	—		—
Emily Berlin(5)(7)	70	Director	Nov. 2005	46,952	—		*
Shirley A. Dawe(6)(7)	71	Director	Nov. 1999	1,545	—		*
Frank Di Tomaso(5)(6)(7)	70	Director	Sept. 2014	—	—		—
Louis L. Roquet(3)(5)(6)	74	Director	May 2016	—	—		—
Joseph F.X. Zahra(3)(5)	61	Director	Nov. 2016	—	—		—

*	Less than 1%
(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.
(2)	All shares listed in this column are Class A voting shares.
(3)	Member of the executive committee.
(4)	Includes (A) an option to purchase 150,000 Class A voting shares, currently exercisable or exercisable within 60 days of June 30, 2017, at a price of $1.04 per share and which expires on January 4, 2022; (B) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of June 30, 2017, at a price of $0.84 per share and which expires on April 18, 2023, and (C) an option to purchase 100,000 Class A voting shares, of which 33,333 shares are exercisable or exercisable within 60 days of June 30, 2017, at a price of $0.78 per share and which expires on September 16, 2025. An option to purchase 100,000 Class A voting shares vesting over a period of three (3) years from November 15, 2016, exercisable at a price of $1.43 per share and which expires on November 15, 2026, has not been included as the option is not vested.
(5)	Member of the audit committee.
(6)	Member of the compensation committee.
(7)	Member of the corporate governance and nominating committee.

Director Nominees

Niccolò Rossi di Montelera, age 44, was elected to the Company’s Board of Directors on September 23, 2010 and has served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera was a consultant for Gestofi form August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Vice President, Strategy.

Jean-Christophe Bédos, age 53, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Davide Barberis Canonico, age 51, was elected to the Company’s Board of Directors on September 12, 2013. He has also been a member of the board of directors of Mayors since November 2005. Since January 1, 2016, Mr. Barberis Canonico has been the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in United Kingdom and Bulgaria and was its Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was the President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He is a member of the Supervisory Board of Montrovest B.V.

Emily Berlin, age 70, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She was a Senior Managing Director of Helm Holdings International from 2001 until December 2012, which was a member of a diversified privately owned group of companies operating principally in Central and South America where she focused principally on the banking and energy sectors. Since January 2013, Ms. Berlin has been a strategic consultant to SoEnergy International Inc., an affiliate of Helm Holdings International, operating in the energy sector. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 71, has been a member of the Company’s Board of Directors since 1999. She is also a corporate director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States.

Frank Di Tomaso, age 70, was elected to the Company’s Board of Directors on September 24, 2014. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit partner and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, namely Intertape Polymer Group, Inc. and ADF Group Inc.

Louis L. Roquet, age 74, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec, Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Joseph F.X. Zahra, age 61, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Forestals Investments Ltd. and of Multi Risk Ltd. and chairman of the audit committee of Corinthia Palace Hotel Co. Ltd., Medserv plc and member of the audit committee of United Finance plc. He also serves as chairman of the investment committee of Pendergardens Developments plc and of Multi Risk Indemnity Ltd. and is a member of the investment committee of Chasophie Group Limited. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as the vice coordinator of the newly formed Council for the Economy of the Holy See since 2014.

Director Independence, Compensation, Meeting Participation and Other Information

Director Independence

Prior to the Meeting, our Board of Directors had determined that five of our eight directors (Emily Berlin, Shirley A. Dawe, Frank Di Tomaso, Louis L. Roquet and Joseph F.X. Zahra) qualified as independent directors within the meaning of Section 803A of the NYSE MKT LLC (“NYSE MKT”) Company Guide.

All of the directors on the Company’s compensation, corporate governance and nominating and audit committees are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE MKT. Accordingly, we are not required under the NYSE MKT rules to have a majority of independent directors, a nominating and corporate governance committee, and a compensation committee (each of which, under the NYSE MKT rules, would otherwise be required to be comprised entirely of independent directors). Since November 2005, our Board of Directors has been comprised of a majority of independent directors, except for (i) fiscal year 2013 following the appointment of Mr. Bédos, our President and Chief Executive Officer, as an additional director of the Company, during which period our Board of Directors was comprised of 50% independent directors, (ii) part of fiscal year 2015 following the 2014 annual shareholder meeting where four of the Company’s eight directors qualified as independent directors, (iii) part of fiscal year 2016 following the resignation of Mr. Guthrie J. Stewart in December 2015 until the appointment of Mr. Louis L. Roquet in May 2016, and (iv) part of fiscal year 2017 until the appointment of Mr. Joseph F.X. Zahra, during which period our Board of Directors was comprised of a majority of non-independent directors.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a corporate governance and nominating committee and a compensation committee comprised solely of independent directors.

For transactions, relationships or arrangements that were considered by the Board of Directors in determining whether each director was independent, please see “Related Party Transactions” in this Circular below.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the proposed directors of the Company is, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Company) that

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To	the knowledge of the Company, none of the proposed directors of the Company have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Director Compensation

During fiscal year 2017, each director who was not an employee of the Company received an annual fee of $25,000 for serving on the Company’s Board of Directors and $1,500 for each Board meeting attended in person and $750 for each Board meeting attended by phone. The chairperson of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. The members of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $5,000, $4,000 and $2,500, respectively, and the independent member of the executive committee received an additional annual fee of $4,000. The chairperson and any member of any special independent committee of directors that may be established from time to time is entitled to receive compensation for his or her service on such committee as may be determined by the Board of Directors. Each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of $20,000 in September 2017 and $25,000 in September 2018 and every September thereafter. In November 2016, the directors received deferred stock units equal to a value of $10,000. In April 2014 and April 2015, 5,000 stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of the Company’s Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 ($225,000 in U.S. dollars) and €50,000 ($56,300 in U.S. dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017.

Director Compensation Table

The following table sets forth information concerning all amounts of compensation provided to the directors of the Company who are not members of the management of the Company for the fiscal year ended March 25, 2017:

Name	Fees earned ($)(1)	Share- based awards(2) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. Lorenzo Rossi di Montelera(3)	23,250	10,000	—	—	—	—	33,250
Niccolò Rossi di Montelera(4)	23,250	10,000	—	—	—	—	33,250
Davide Barberis Canonico	31,000	10,000	—	—	—	—	41,000
Emily Berlin	41,000	10,000	—	—	—	—	51,000
Shirley Dawe	41,500	10,000	—	—	—	—	51,500
Frank Di Tomaso	47,500	10,000	—	—	—	—	57,500
Louis L. Roquet(5)	39,720	10,000	—	—	—	—	49,720
Joseph F.X. Zahra(6)	16,226	10,000	—	—	—	—	26,226

♦	The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.
(1)	Fees were paid in cash.
(2)	Amounts reflect the aggregate grant date fair market value of deferred stock units granted on November 15, 2016 under the Omnibus LTIP, payable in cash following the departure of the director.
(3)	Dr. Lorenzo Rossi di Montelera retired from the Board of Directors and as Chairman of the Board of Directors on December 31, 2016.
(4)	Mr. Niccolò Rossi di Montelera was appointed Executive Chairman of the Board of Directors effective January 1, 2017.
(5)	Mr. Louis L. Roquet became a member of the Board of Directors as well as a member of the Executive Committee, Audit Committee and Compensation Committee on May 11, 2016.
(6)	Mr. Joseph F.X. Zahra became a member of the Board of Directors on November 9, 2016 and a member of the Executive Committee and the Audit Committee on November 15, 2016.

Meeting Participation and Board Communication

During fiscal year 2017, the Company’s Board of Directors held a total of six board meetings and twenty-seven committee meetings. During such period, all of the directors attended 100% of the meetings of the Board of Directors.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which they are a member. If necessary, directors can attend meetings via teleconference.

The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s President and Chief Executive Officer by mail addressed to such person at 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, by an email sent to such person at jcbedos@birksgroup.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The President and Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

Committees of the Board of Directors

The Company’s Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the four main committees of the Board of Directors, as well as the reports of certain of those committees. The Board of Directors may from time to time also create special committees of the Board as needed.

Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. During fiscal year 2017, the audit committee held four meetings. During such period, all the members of the Audit Committee attended 100% of these meetings. During fiscal year 2017, the audit committee was comprised of Frank Di Tomaso (Chair), Emily Berlin, Louis L. Roquet (since May 11, 2016) and Joseph F.X. Zahra (since November 15, 2016), each of whom was financially literate and an independent (as defined by the NYSE MKT listing standards and SEC rules), non-employee director of the Company. The Company has determined that Frank Di Tomaso is an “audit committee financial expert”, as this term is defined under SEC rules. Neither the SEC nor the NYSE MKT requires the Company to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birksgroup.com.

Audit Committee Report. The audit committee has reviewed and discussed the Company’s audited consolidated financial statements for fiscal year 2017 with management and with the independent auditors, including matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in rule 3200T, as amended.

The audit committee has reviewed the independent auditors’ fees for audit and non-audit services for fiscal year 2017. The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of the Company’s consolidated financial statements for fiscal year 2017 was Cdn$483,700 ($368,141 in U.S. dollars).

The audit committee has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent auditors their independence.

Based on its review of the audited consolidated financial statements and the various discussions noted above, the audit committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for fiscal year 2017, filed with the SEC on June 23, 2017 (the “Annual Report”).

The foregoing has been furnished by the audit committee, namely:

Frank Di Tomaso (Chair)

Emily Berlin

Louis L. Roquet

Joseph F.X. Zahra

Compensation Committee. The Company has a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors (i) director compensation, and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of the Company. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain executive officers are reviewed by the compensation committee. During fiscal year 2017, the compensation committee held four meetings and all members of the compensation committee attended these meetings during that period. During fiscal year 2017, the compensation committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso and Louis L. Roquet (since May 11, 2016). Each member of the compensation committee is an independent (as defined by the NYSE MKT listing standards), non-employee director of the Company. A copy of the compensation committee charter is available on the Company’s website at www.birksgroup.com.

The compensation committee reviews whether both the compensation and benefits programs provided for the executive officers is generally competitive with similar organizations within the luxury jewelry and retail industry. In determining the compensation of certain of the Company’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. Regarding the Chief Executive Officer’s compensation, the compensation committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures are sales, gross profit, earnings before tax, cash flow, and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The compensation committee believes that the cash bonus portion of the executive officers’ compensation, or the variable compensation component, should vary according to the executive officer’s level of responsibility, their capacity to add shareholder value and their individual performance and be based upon the Company’s overall financial performance. The compensation committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. The bonus targets for executive officers ranges from 30% to 85% of their respective annual base salary. The payout is based on the achievement of pre-set financial and leadership goals (quantitative and qualitative) once the pre-set minimum threshold related to annual planned adjusted earnings before interest and taxes has been met. From fiscal year 2012 to fiscal year 2015, the Company did not make any bonus payments to executive officers under this variable compensation component due to the Company not meeting the minimum required threshold, For fiscal 2016, the Company met the minimum required threshold and bonus payments were made as detailed in the “Summary Compensation Table” below. For fiscal 2017, the pre-set minimum threshold related to the annual planned adjusted earnings before interest and taxes has not been met. Nevertheless, the Board of Directors approved a special bonus payment for a total aggregate amount of $268,500 to some executive officers in recognition of their contribution to key strategic initiatives.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity based incentive awards.

The compensation committee has the authority to obtain the advice and seek assistance from internal and external legal, accounting, compensation and other advisors.

Corporate Governance and Nominating Committee. The Company has a standing corporate governance and nominating committee. The corporate governance and nominating committee is responsible for overseeing all aspects of the Company’s corporate governance policies. The corporate governance and nominating committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. During fiscal year 2017, the corporate governance and nominating committee held four meetings and all members of the corporate governance and nominating committee attended these meetings during such period.

The Company’s corporate governance and nominating committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. The current members are Emily Berlin (Chair), Shirley Dawe and Frank Di Tomaso, each of whom is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance and nominating committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the corporate governance and nominating committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the corporate governance and nominating committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction A detailed discussion of each of these attributes can be found in the corporate governance and nominating committee charter, which is available on the Company’s website at www.birksgroup.com.

The corporate governance and nominating committee shall identify director nominee candidates from any appropriate source including shareholder recommendations. To submit a nominee to be considered by the committee and possibly placed on the proxy statement, a shareholder must submit the nominee’s resume and other contact information to the committee at the Company’s principal executive office, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, not less than 90 calendar days before the date the Company’s proxy statement is released to shareholders in connection with the previous year’s annual meeting.

Executive Committee. The Company has a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors’ meetings for certain corporate actions. The intent of the executive committee is to facilitate the Company’s efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in the Company’s operations, including but not limited to, monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2017, the executive committee consisted of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Louis L. Roquet (since May 11, 2016) and Joseph F.X. Zahra (since November 15, 2016). For fiscal year 2017, the executive committee held nine meetings. All of the members of the executive committee attended these meetings during such period except for one member who attended 89% of the committee meetings while that member was in office and another member who attended 88% of the committee meetings while that member was in office. Messrs. Roquet and Zahra are independent, non-employee directors of the Company.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2017, Shirley A. Dawe (Chair), Frank Di Tomaso and Louis L. Roquet (since May 11, 2016) served as members of the Company’s compensation committee. None of the members of the compensation committee served as an officer or employee of the Company during fiscal year 2017 and there were no material transactions between the Company and any of the members of the compensation committee during fiscal year 2017.

During fiscal year 2017, none of the Company’s executive officers served as a member of the Board of Directors of any other entity that has one or more of its executive officers serving as a member of the Company’s compensation committee. During fiscal year 2017, none of the Company’s executive officers served as a member of the compensation committee, or any committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

The Company’s by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA expressly provides for advance payment of an indemnified person’s costs, charges and expenses in respect of a proceeding provided that the individual is obligated to repay such advances if the individual has not fulfilled the conditions summarized above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current primary limit of insurance is $15 million for each loss and $15 million for each policy period and the current excess limit is $5 million for each policy period. Annual premiums of $75,000 and $15,750 were paid by the Company for the primary limit and excess limit respectively in its last completed financial year with respect to the period from April 1, 2017 to April 1, 2018. Claims payable to the Company are subject to a retention, for the primary limit, of $100,000 per occurrence applicable to indemnifiable loss only.

Executive Officers

At the commencement of fiscal year 2017, the Company had nine executive officers, one of whom, Merritt Mayher, left the Company during the year. The aggregate compensation paid by the Company and its subsidiaries (including Mayors) to these nine executive officers in fiscal year 2017 was approximately $2,096,000 (annual salary).

Set out below are the biographies of the Company’s current eight executive officers:

Jean-Christophe Bédos, age 53, is the Company’s President and Chief Executive Officer. Prior thereto he was our Chief Operating Officer from January 2012 to March 2012. He has been a director of the Company since April 19, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Albert J. Rahm, II, age 64, is the Company’s Executive Vice President, Retail Store Operations and has been with the Company since April 2007. Prior to joining the Company, Mr. Rahm was the President of C.D. Peacock, a jewelry retailer in Chicago from March 2006 until April 2007 and prior to that he was Vice President Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Pasquale (Pat) Di Lillo, age 55, is the Company’s Vice President, Chief Financial and Administrative Officer and has been with the Company since January 5, 2015. Prior to joining the Company, Mr. Di Lillo was Senior Vice President and Corporate Controller at SNC-Lavalin Group Inc., one of the world’s largest engineering and construction companies, from May 2010 to December 2014 and was Vice President, Taxation from August 2007 to May 2010. From October 1983 to August 2007, he was with KPMG LLP, where he was appointed a partner in 1995.

Carlo Coda Nunziante, age 53, is the Company’s Vice President, Strategy and has been with the Company since November 18, 2002. Prior to joining the Company, Mr. Coda Nunziante was, from 1999 to 2002, a Senior Manager at A.T. Kearney, a leading global full-service management consulting firm with offices in more than 40 countries. Prior thereto, from 1994 to 1998, Mr. Coda Nunziante was Process Reengineering Manager at Whirlpool Corporation, one of the largest appliance manufacturers in the world. Mr. Coda Nunziante is the son-in-law of Dr. Rossi di Montelera, who was a director and the Chairman of the Board of the Company until December 31, 2016. Mr. Coda Nunziante is also the brother-in-law of Niccolò Rossi di Montelera, a director and Executive Chairman of the Board. Mr. Coda Nunziante is also an advisor to Montrovest and a director of Gestofi.

Eva Hartling, age 36, is the Company’s Vice President, Birks Brand and Chief Marketing Officer. She has been with the Company since August 2010. Prior to her current position, she was our Vice President, Marketing and Communications from November 2013 to January 2017. From August 2010 to November 2013, she was Director, Public Relations. Prior to joining the Company, Ms. Hartling was, from 2009 to 2010, with Telefilm Canada and held the position of Senior Advisor, External Communications. From 2007 to 2009, Ms. Hartling was Director, External Communications at Rona Inc., a publicly-traded retailer and distributor of hardware, building materials and home renovations products. From 2002 to 2007, she held various positions in public relations.

Miranda Melfi, age 53, is the Company’s Vice President, Legal Affairs and Corporate Secretary and has been with the Company since April 2006. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Hélène Messier, age 57, is the Company’s Vice President and Chief Talent Officer and has been with the Company since November 2000. Prior to joining Birks, she was Assistant General Manager of the Fédération des Producteurs de Lait du Québec (Québec’s Federation of Milk Producers), from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Marco Pasteris, age 56, is the Company’s Vice President, Business Development & Support and has been with the Company since September 1993 in several capacities including Vice President, Finance and Treasurer. Prior to joining the Company, Mr. Marco Pasteris was the representative of the Fata S.p.A. of Pianezza, Italy in Sovitalprodmash, Volsk, Russia (a Fata S.p.A. Joint Venture) from 1991 to 1993. Before joining Sovitalprodmash, Mr. Marco Pasteris was Controller of International Operations at the Gruppo Finanziaro Tessile S.p.A., Torino, Italy, where he spent six years.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with certain of its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Jean-Christophe Bédos

On January 4, 2012, Birks Group entered into an employment agreement with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides that if Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the agreement, Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to twelve months of salary in lieu of further salary or severance payments, which may be increased by one additional month after five (5) years of service for each additional year of service thereafter, up to a maximum of eighteen (18) months after ten (10) years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) his bonus through the date of termination and up to twelve (12) months average annual cash bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

Pasquale (Pat) Di Lillo

Birks Group entered into an employment agreement with Pasquale (Pat) Di Lillo dated October 30, 2014, who became Vice President, Chief Financial and Administrative Officer effective January 5, 2015. The Agreement provides that if Mr. Di Lillo is terminated without “cause” or resigns for “good reason”, as these terms are defined in the agreement, Mr. Di Lillo will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary in lieu of further salary or severance payments, which may be increased by one additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of 12 months after eight years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) his bonus through the date of termination and up to six months average annual bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Di Lillo is prohibited from competing with Birks Group for a period of twelve months after the termination of the agreement.

Miranda Melfi

Birks Group entered into an employment agreement with Miranda Melfi, effective April 3, 2006. The agreement allows Birks Group to terminate Ms. Melfi’s employment without cause. Ms. Melfi may terminate the agreement by giving the Company at least thirty days written notice. If Birks Group exercises its right to terminate Ms. Melfi’s employment without cause or if she resigns for good reason, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary and all other amounts to which she is entitled to under any compensation or benefit program for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with Birks Group for a period of time during which her salary is continued but for no more than six months from the termination date.

Albert J. Rahm

Mayors entered into an employment agreement with Albert J. Rahm effective April 30, 2007 as amended by an amendment to the employment agreement entered into as of January 12, 2015. Mayors may terminate the agreement at any time without cause. Mr. Rahm may terminate the agreement by giving Mayors at least ninety days written notice. If Mayors exercises its right to terminate Mr. Rahm’s employment without cause or if he resigns for good reason, he will be paid his salary and receive health and dental benefits through his termination date and for an additional six-month period, and will receive the pro rata share of the bonus to which he would have been entitled for the fiscal year. The agreement prohibits Mr. Rahm from competing with Mayors for a period of six months after the termination of the agreement.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation committee has adopted a compensation philosophy for our executive compensation program that contains the following primary goals:

•	Attract, retain and develop the best talented team of executives necessary to drive the achievement of the Company’s short-term and long-term goals that will contribute to its success;

•	Focus on pay-for-performance by linking a significant portion of executive pay to the achievement of short-term and long-term business objectives; and

•	Align the interests of executives and shareholders by delivering a component of executive pay through long-term incentives.

Compensation Risk Management

The Company proactively manages the risks related to the compensation policies and practices. The purpose of such proactive management is to ensure that no compensation program or practice of the Company whether alone or in relation with other programs and practices, prompts the Company’s employees to adopt behavior that could have a material adverse effect on the Company’s results.

The performance objectives and criteria used for compensation purposes are generally linked to the Company’s business plan and objectives and are established and verified in order to ensure that the employees who could benefit from it do not take any risks that are inappropriate or excessive for the Company.

Role of Compensation Committee and Management in Executive Compensation Decisions

The compensation committee meets with the Chief Executive Officer at the beginning of the fiscal year to agree upon the Chief Executive Officer’s performance objectives and metrics for the fiscal year. At the end of the fiscal year, the committee leads the Board in an annual assessment of the Chief Executive Officer’s performance relative to the pre-determined performance objectives and metrics. This information is used by the compensation committee in assessing the Chief Executive Officer’s total compensation review which takes place in September.

For the other executive officers, the compensation committee receives in June a summary review of the performance evaluation and succession plans prepared by the Chief Executive Officer. In September, the compensation committee reviews the total compensation of each executive officer and considers the Chief Executive Officer’s compensation adjustment proposals relative to the comparable competitive benchmark and to each executive officer’s contribution to the Company.

Role of the Independent Compensation Consultant

The compensation committee engages independent compensation consultants as needed to provide the committee with support on determining elements of executive compensation.

Elements of Compensation

The overall intent of the Company is to provide executives with the opportunity to receive total compensation that is competitive with the market in which the Company must compete for talent and to tie a portion of compensation to the achievement of corporate and individual objectives.

Our executive officer compensation consists of the following components:

Compensation Component	Objectives	Key Features

Base salary	Provide cash compensation that is not at risk so as to provide a stable source of income and financial security.	For undertaking their role and responsibility, designed to attract and retain key executives by being competitive; not the primary means of recognizing performance.

Performance-based annual cash incentive award	Motivate and reward its executive officers for the achievement of the Company’s annual financial objectives and the individual’s personal objectives.	Cash payouts are dependent on the degree of achievement of pre-set corporate financial objectives (80%) and key leadership objectives (20%) that are above a pre-set minimum required threshold of performance (EBIT).

CEO Long-term cash incentive plan for fiscal 2016 through fiscal 2018 (refer to page 24 for more details)	To retain, motivate and reward achievement of sustainable earnings growth over the mid-term.	The plan is structured to fund a pool of dollars based on the successful achievement of EBT and the level of achievement of three key metrics that can modify the amount achieved based on the EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising 1/3 of the total payout opportunity). 50% of the final value of the pool following completion of the three year cycle (early fiscal year 2019) is payable at the end of the three year cycle, with the remaining 50% payable one year thereafter (early fiscal year 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under the Company’s senior secured credit facilities.

Mid and Long-term equity incentives	To reward the achievement of the Company’s longer term financial goals through the alignment of management interests with those of shareholders; used from time to time, typically to recognize prior performance or to attract or retain key talent.

Grant size will vary in accordance with the level of responsibility, capacity to add shareholder value and individual performance and depends on stock price.

Previous grants are taken into account when considering new grants.

Stock options may be granted which typically have a ten-year life and vest over a 3-year period.

Restricted share units may be granted subject to restrictions or conditions which may be time-based or based on achievement of pre-established performance goals and objectives. These are typically mid-term equity with a 3-year life.

Benefits	Retain executives over the course of their careers.	A comprehensive program of benefits that includes medical, dental, disability and life insurance; contribution to retirement planning; car allowance; merchandise discount program.

Competitive Compensation Analysis

When appropriate, the compensation committee refers to compensation data from a range of public companies operating in the branded, luxury retail sector, primarily in the U.S. market. Because there are few public Canadian and U.S. companies of similar size in the luxury retail business, compensation consultants are retained to undertake a total market compensation analysis in order to assist the committee in determining whether the Company’s compensation package for the Chief Executive Officer and executive officers is competitive with external compensation practices.

Executive Compensation – Related Fees

During fiscal 2017, the compensation committee retained the services of Meridian Consulting, LLC for advice on determining the annual goals for the CEO’s Long-Term Cash Incentive Plan for a total fee of $3,160. During fiscal 2016, the compensation committee did not retain the services of any compensation consultant.

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Summary Compensation Table

The following table sets forth all compensation paid by the Company (and, where applicable, aggregated with any amounts paid by any of the Company’s subsidiaries) to its Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers (the “named executive officers”) for fiscal years 2017, 2016 and 2015*.

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(1) ($)		Share-Based Award(2) ($)	Option- Based Awards(3) ($)	Annual Incentive Plan(4) ($)		Long-Term Incentive Plans	All Other Compensation(5) ($)		Total Compensation ($)
Jean-Christophe Bédos	2017	559,326	◆	107,250	134,062	128,775	◆	—	79,285	◆	1,008,698
President and Chief	2016	545,936	◆◆	—	68,838	405,145	◆◆	—	77,880	◆◆	1,097,799
Executive Officer and a Director	2015	614,880	◆◆◆	—	—	—		—	100,580	◆◆◆	715,460

Pasquale (Pat) Di Lillo	2017	242,853	◆	14,300	34,856	49,238	◆	—	37,189	◆	378,436
Vice President, Chief Financial and	2016	248,073	◆◆	—	6,884	100,089	◆◆	—	41,308	◆◆	396,354
Administrative Officer	2015	68,076	(6)◆◆◆	—	85,277	79,056	(7)	—	—		232,409

Hélène Messier Vice President and Chief Talent Officer	2017	179,160	◆	7,865	18,769	18,938	◆	—	36,238	◆	260,970
	2016	178,612	◆◆	—	13,768	60,214	◆◆	—	36,394	◆◆	288,988
	2015	205,546	◆◆◆	—	—	—		—	41,486	◆◆◆	247,032

Marco Pasteris Vice President, Business Development & Support	2017	190,963	◆	8,580	20,109	—		—	31,391	◆	251,043
	2016	190,825	◆◆	—	13,768	62,327	◆◆	—	31,509	◆◆	298,429
	2015	219,600	◆◆	—	—	—		—	39,179	◆◆◆	258,779

Albert J. Rahm, II Executive Vice President, Retail Store Operations	2017	315,000		13,585	33,516	45,000		—	73,944		481,045
	2016	315,000		—	13,768	133,281		—	39,150	(8)	501,199
	2015	315,000		—	—	—		—	39,150	(8)	354,150

*	Ms. Merritt Mayher, previously our Vice President, Merchandising and Merchandise Planning, who resigned from the Company effective May 25, 2016, was not included in the above table.
♦	These amounts have been translated from Canadian to US dollars using an exchange rate of 0.7575:1.
♦♦	These amounts have been translated from Canadian to US dollars using an exchange rate of 0.7633:1.
♦♦♦	These amounts have been translated from Canadian to US dollars using an exchange rate of 0.8784:1.
The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.
(1)	Represents the amounts earned during the relevant fiscal year.
(2)	Amounts reflect the aggregate grant date fair market value of time-vesting restricted stock units granted on November 15, 2016 under the Omnibus LTIP.
(3)	Amounts reflect the aggregate grant date fair market value (computed using the Black-Scholes model) of time-vesting stock options granted on: November 15, 2016 under the Omnibus LTIP, September 16, 2015 under the LTIP and January 5, 2015 under the LTIP.
(4)	Represent bonus amount earned with respect to the relevant fiscal year and paid in the following fiscal year.
(5)	Includes amounts paid for a car allowance, parking fees and retirement benefit contributions as well as group life and disability benefits.
(6)	Mr. Di Lillo joined the Company on January 5, 2015 and therefore this figure represents approximately 3 months of salary.
(7)	Mr. Di Lillo received a signing bonus of Cdn$90,000 ($79,056 in U.S. dollars) in April 2015 in accordance with the terms of his employment agreement.
(8)	Mr. Rahm also received non-taxable benefits including a contribution for medical, dental and vision insurance which was not included in this amount.

Option/RSU Grants and Exercise of Options/RSUs

On November 15, 2016, options to purchase an aggregate of 177,000 Class A voting shares were granted to the Company’s named executive officers at an exercise price of $1.43. The options are for a term of ten years each and vest over a three year period.

The following tables set forth details regarding the exercise of option-based awards and share-based awards by named executive officers during fiscal year 2017.

Outstanding Option-Based Awards

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ Warrants at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options/Warrants at FY-End ($) Exercisable/Unexercisable(1)
Jean-Christophe Bédos	—	—	283,333/166,667	173,166/63,334
Pasquale (Pat) Di Lillo	—	—	36,666/49,334	2,566/8,254
Hélène Messier	—	—	24,066/27,333	15,033/11,947
Marco Pasteris	—	—	96,946/28,334	16,233/12,067
Albert J. Rahm, II	—	—	21,666/38,334	15,032/13,267

(1)	The aggregate value of the unexercised in-the-money options equal to the difference between the exercise price of the options that have not been exercised on March 25, 2017 and the closing price of the shares on March 24, 2017, being the last trading day of the fiscal year, which closing price was $1.55 per share. Actual gains, if any, on exercise, will depend on the value of the shares on the date of exercise. There is no guarantee that gains will be realized. The market value is calculated by multiplying the closing price of a Class A share on March 24, 2017 ($1.55), being the last trading day of the fiscal year, by the number of options that had not vested as of March 25, 2017.

Outstanding Share-Based Awards

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised RSUs at FY-End(1) (#) Exercisable/Unexercisable	Value of Unexercised RSUs at FY-End ($) Exercisable/Unexercisable(2)
Jean-Christophe Bédos	—	—	0/75,000	0/116,250
Pasquale (Pat) Di Lillo	—	—	0/10,000	0/15,500
Hélène Messier	—	—	0/5,500	0/8,525
Marco Pasteris	—	—	0/6,000	0/9,300
Albert J. Rahm, II	—	—	0/9,500	0/14,725

(1)	Amounts reflect time-vesting restricted stock units granted on November 15, 2016 under the Omnibus LTIP and vest on November 15, 2019 and expire on December 15, 2019.
(2)	The value was calculated based on the closing price of a Class A voting share on March 24, 2017 ($1.55) being the last trading day of the fiscal year.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards –Value vested during the Year ($)(1)	Share-based awards –Value vested during the year ($)	Non-equity incentive plan compensation –Value earned during the year ($)
Jean-Christophe Bédos	35,333	—	—
Pasquale (Pat) Di Lillo	33,533	—	—
Hélène Messier	27,067	—	—
Marco Pasteris	7,467	—	—
Albert J. Rahm, II	7,067	—	—

(1)	This represents the value of potential gains from stock options that vested during fiscal 2017. These include the portion of the stock options that were granted in the last four fiscal years which vested during the current fiscal year. The potential gains are calculated as the excess, if any, of the closing price of the Class A voting shares on each of the option vesting dates in fiscal 2017 over the exercise price. The actual value realized, if any, will differ and will be based on the Class A voting shares price on the actual exercise date.

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Incentive Plans

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information regarding outstanding awards held by the named executive officers as of March 25, 2017.

	Option-Based Awards				Shared-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(1)	Value of Unexercised in-the- Money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(3) ($)	Market or Payout Value of Vested Share-Based Awards That Have not Paid Out or Distributed ($)
Jean-Christophe Bédos	150,000 100,000 100,000 100,000	1.04 0.84 0.78 1.43	2022-01-04 2023-04-18 2025-09-16 2026-11-15	76,500 71,000 25,666 —
					75,000	116,250	—

Pasquale (Pat) Di Lillo	50,000 10,000 26,000	1.94 0.78 1.43	2025-01-05 2025-09-16 2026-11-15	— 2,566 —
					10,000	15,500	—

Hélène Messier	2,400 15,000 20,000 14,000	1.05 0.89 0.78 1.43	2020-04-16 2022-11-14 2025-09-16 2026-11-15	1,200 9,900 5,133 —
					5,500	8,525	—

Marco Pasteris	15,000 10,000 2,170 15,000 20,000 15,000 43,737 4,373	1.25 0.89 1.05 1.66 0.78 1.43 3.34 6.21	2020-09-23 2022-11-14 2020-04-16 2023-09-12 2025-09-16 2026-11-15 2022-11-01 2020-08-20	4,500 6,600 1,085 — 5,133 — — —
					6,000	9,300	—

Albert J. Rahm, II	15,000 20,000 25,000	0.89 0.78 1.43	2022-11-14 2025-09-16 2026-11-15	9,900 5,133 —
					9,500	14,725	14,725

(1)	All stock options have a 10-year term.
(2)	The aggregate value of the unexercised in-the-money options equal to the difference between the exercise price of the options that have not been exercised on March 25, 2017 and the closing price of the shares on March 24, 2017, being the last trading day of the fiscal year, which closing price was $1.55 per share. Actual gains, if any, on exercise, will depend on the value of the shares on the date of exercise. There is no guarantee that gains will be realized.
(3)	The market value is calculated by multiplying the closing price of a Class A share on March 24, 2017 ($1.55), being the last trading day of the fiscal year, by the number of restricted stock units that had not vested as of March 25, 2017.

Company’s Long-Term Incentive Plan

In 2006, the Board of Directors adopted the Company’s Long-Term Incentive Plan (the “LTIP”), and same was approved by the Company’s shareholders on September 8, 2006. Further to the LTIP, the Company’s directors and officers, as well as the Company’s employees and consultants (or the employees and consultants of any of the Company’s subsidiaries) may from time-to-time be granted various types of compensation awards. The LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the LTIP. A total of 900,000 of the Company’s Class A voting shares are reserved for issuance under the LTIP. In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the LTIP, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the LTIP would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. However, this limit does not restrict the Company’s ability to issue awards under the LTIP that are payable other than in shares, including cash-settlement stock appreciation rights. As of June 30, 2017, the only awards outstanding under the LTIP were 128,000 cash-based stock appreciation rights granted to members of the Company’s Board of Directors and stock options to purchase 650,000 shares of the Company’s Class A voting shares granted to eight members of the Company’s senior management team. The Long-Term Incentive Plan expired on February 10, 2016 and no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards issued thereunder terminate or expire by their terms.

Company’s Employee Stock Purchase Plan

In 2006, the Board of Directors adopted the Company’s Employee Stock Purchase Plan (the “ESPP”), which was approved by the Company’s shareholders on September 8, 2006. Pursuant to the ESPP, eligible employees, which do not include the Company’s executives, may from time to time be given the opportunity to purchase Class A voting shares from the Company at 85% of their fair market value through regular payroll deductions. A total of 100,000 of the Company’s Class A voting shares are reserved for issuance under the ESPP. From its inception until February 2009, a total of 99,995 Class A voting shares were issued under the ESPP. No additional shares will be issued under this plan.

Birks’ Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no further awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2017, there were 5,816 Class A voting shares underlying options granted under the Birks ESOP.

Mayors’ 1991 Stock Option Plan

Mayors also adopted a stock option plan in 1991, in order to make option awards to key employees and directors. Effective as of November 15, 2005, no further awards will be granted under this plan. However, this plan will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2017, there were 627 Class A voting shares underlying options granted under this plan.

CEO and Senior Executives Long-Term Cash Incentive Plans

During the fiscal year ended March 30, 2013, the Board of Directors approved the long-term cash incentive plans (“LTCIPs”) for the Chief Executive Officer and Senior Executive members. The intention of the LTCIPs is to reward the Chief Executive Officer and other members of senior management based on our performance over three-year cycles, the first of which began with the fiscal year 2013 through fiscal year 2015 period. The approval of a new three-year cycle is at the discretion of the Board of Directors on recommendation of the compensation committee. The payouts under the LTCIPs will be based on the Company’s earnings before tax (“EBT”)

performance with the payout level earned during the three-year period either increasing or decreasing based on our EBT performance levels versus thresholds established in each of the three years of the three-year cycle and afterwards, if the LTCIPs are continued. The payout will be 1/3 of the LTCIPs value earned at the end of the first three year cycle and 1/3 of the LTCIPs value for every year thereafter, subject to the Chief Executive Officer and participating executives continued employment and subject to the payment not causing any default on the Company’s credit facilities. The LTCIPs payouts will continue to rise or fall based on the Company’s performance each year. The total LTCIPs pool is only created to compensate if EBT is above a certain growth rate and the payout is capped so that the total three-year costs of the programs combined does not exceed 10% of our total earnings before taxes for the three-year period. As of March 28, 2015, no amounts were earned under the LTCIP and no new three-year cycles have been approved by the Board of Directors. The LTCIPs are no longer applicable to the Chief Executive Officer or any other Senior Executive.

CEO Long-Term Cash Incentive Plan

In April 2015, the Board of Directors approved a long-term cash incentive plan for the Chief Executive Officer (“CEO LTCIP”). The intent of the CEO LTCIP is to reward the Chief Executive Officer based on the Company’s performance over three-year cycles, the first of which begins with fiscal 2016 through fiscal 2018. The approval of the three-year cycles is at the discretion of the Board of Directors on recommendation of the Compensation Committee. The CEO LTCIP is structured to fund a pool of dollars based on the successful achievement of earnings before tax (“EBT”) and the level of achievement of three key metrics that can modify the amount achieved based on the EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising 1/3 of the total payout opportunity). Fifty percent (50%) of the final value of the pool following completion of the three year cycle (early fiscal year 2019) is payable at the end of the three year cycle, with the remaining 50% payable one year thereafter (early fiscal year 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under the Company’s senior secured credit facilities. As of March 25, 2017, no amounts were earned under the CEO LTCIP.

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of June 30, 2017, the only awards outstanding under the Omnibus LTIP were a total of 55,944 deferred stock units granted to members of the Company’s Board of Directors, 121,500 restricted stock units granted to eight members of the Company’s senior management team and 218,000 Class A voting shares underlying options were granted to eight members of the Company’s senior management team.

Equity Incentive Plans

The following table provides information as of March 25, 2017 about Class A voting shares to be issued upon the exercise of options and rights under the Birks ESOP, the Mayors 1991 Stock Option Plan, the LTIP, the Omnibus LTIP and the ESPP and through other agreements:

	(A)		(B)	(C)
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation plans approved by shareholders	874,789		$1.13	1,000,000
Other equity compensation agreements	382,693	(1)	$3.42	0

Total	1,257,482		$1.83	1,000,000

(1)	Includes 382,693 warrants to purchase Class A voting shares, which warrants were originally issued by Mayors to Birks in connection with Birks’ acquisition of a controlling interest in Mayors in 2002 and were later granted by Birks to six current or former employees of Birks or its affiliates who were, or later became employees of or provided services to Mayors. Those individuals include Mr. Pasteris (48,110 warrants), and others. The rights to receive these warrants were contingent upon fulfillment of certain time based employment vesting requirements at Birks. Such warrants have an exercise price of $3.34 and $6.21 per share.

Related Party Transactions

Diamond Supply Agreement

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A. or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal year 2017, Birks did not purchase any diamonds from Prime Investments S.A. and related parties. Asiya Trust, as trustee of Beech Settlement Trust, which was the ultimate beneficial owner of Prime Investments S.A., beneficially owned 15.0% of the Company’s outstanding Class A voting shares until the disposition of their outstanding Class A voting shares of the Company to third parties on September 29, 2016.

Management Consulting Services Agreement

In June 2011, the Company entered into a management consulting services agreement with Montrovest. Under the agreement, the Company paid Montrovest an annual retainer fee of €140,000 (equivalent to approximately $152,000 in U.S. dollars) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The original term of the agreement was until June 8, 2012 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In April 2015, the agreement was renewed for an additional one year period ending June 8, 2016 with the approval of the Company’s Board of Directors. Mr. Davide Barberis Canonico, a Company director, is a director of the Supervisory Board of Directors of Montrovest and Mr. Carlo Coda-Nunziante, the Company’s Vice President, Strategy was a Managing Director of Montrovest until June 30, 2012.

In fiscal year 2016 and fiscal year 2015, we paid €105,000 and €140,000 (approximately $116,000 and $178,000, respectively in U.S. dollars) under this agreement to Montrovest. In February 2015, the Company’s Board of Directors approved the reimbursement to Montrovest of legal fees incurred by Montrovest in connection with the issuance of a $5 million irrevocable standby letter of credit (“LC”) that Montrovest arranged for the Company’s benefit up to a total amount of CAD$75,000 (approximately $60,000 in U.S. dollars).

On November 17, 2015, the Company’s Board of Directors approved the termination of the management consulting services agreement with Montrovest effective December 31, 2015 and entering into the management consulting services agreement with Gestofi S.A. (“Gestofi”) effective January 1, 2016 on the same terms and conditions as the agreement with Montrovest, all in accordance with the Company’s Code of Conduct relating to related party transactions. In fiscal year 2017, we paid €140,000 (approximately $154,000 in U.S. dollars) under this agreement to Gestofi.

Cash Advance Agreement

In February 2009 and May 2009, the Company received $2.0 million and $3.0 million, respectively, in the form of cash advances from its controlling shareholder, Montrovest, to finance its working capital needs and for general corporate purposes. The cash advances, convertible into convertible debentures or Class A voting shares, bore interest at an annual rate of 16%, net of any withholding taxes representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreements were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%, and removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares and eliminating the convertibility of the cash advance into a convertible debenture or Class A voting shares in the event of a private placement. In addition, the amended and restated cash advance agreements required a one-time payment of an amendment fee of $75,000 in fiscal year 2012. These cash advances and any interest thereon are subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and are repayable upon demand by Montrovest subject to the conditions provided in the Company’s senior credit facilities. In August 2012, the Company repaid $3.5 million of these cash advances from the proceeds of a rights offering.

Consulting Services Agreement

On June 30, 2009, the Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services. The consulting services relate to providing advice and assistance in (i) new product development and product brand collection assortment, (ii) strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The initial one-year term of the agreement began on August 1, 2009. The agreement may be renewed for additional one year terms. The agreement has been renewed annually since its initial term. Prior to June 2014, the Consulting Services were provided to the Company for a fee of approximately Cdn$13,700 ($10,324 in U.S. dollars) per month less any applicable taxes plus out of pocket expenses. In June 2014, upon the renewal of the agreement for an additional one-year term, the monthly fee changed to CHF 13,000 ($13,310 in U.S. dollars). On August 1, 2015, an amended and restated consulting agreement was entered into on substantially the same terms and conditions until July 31, 2016. In June 2016, the agreement was renewed for an additional one-year period. In addition, in February 2015, the Company’s Board of Directors approved the payment of an annual fee of $12,500 to Gestofi for services it provided in connection with the issuance and maintenance of the LC for the Company’s benefit. The agreement as it relates to the consulting services provided by Mr. Niccolò Rossi di Montelera was terminated effective December 31, 2016. Mr. Niccolò Rossi di Montelera is a member of the Company’s Board of Directors and is the son of Dr. Rossi di Montelera, the Company’s former Chairman and a director and chairman of the board of Gestofi.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Vice Chairman and Chairman of the Executive Committee, for the work performed on behalf of the Company, up to a yearly maximum of $260,000. This agreement has been renewed annually and was renewed in March 2017 for an additional one-year term. During fiscal year 2017, the Company paid $178,000 to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2017, the agreement was renewed for an additional one-year term. During fiscal year 2017, the Company did not make any payments to Regaluxe Srl under this agreement.

Advisory Consulting Services Agreement

On November 15, 2016, the Company’s Board of Directors approved entering into a consulting services agreement with Gestofi effective January 1, 2017. Under the agreement, Dr. Lorenzo Rossi di Montelera is providing advice and assistance on strategic and development projects and financial matters for a total fee of $50,000 during a period ending in September 2017. In fiscal 2017, the Company paid US$16,666 in relation to this agreement.

Review, Approval or Ratification of Transactions with Related Parties

The Company has adopted a Code for Ethics for Senior Financial Officers that requires the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller to disclose any actual, apparent or potential material conflict of interest to the Company’s audit committee and corporate governance and nominating committee, who will review the transaction or relationship. The Company’s Code of Conduct provides that any employee must disclose conflict of interest situations, including entering into relationships on behalf of the Company with any person with whom the employee has an intimate relationship, to management and obtain written approval in advance. The Board of Directors may waive in writing the application of the Code of Conduct to directors and executive officers under exceptional circumstances, provided that a request by a director or executive officer is made in writing to the Board of Directors in advance of any activities requiring waiver. No waiver of the application of the Code of Conduct is required with respect to a single related party transaction that has a value of $25,000 or less, and which when combined with all other related party transactions under $25,000 do not exceed in the aggregate $100,000 during the Company’s fiscal year, but each such transaction must be reported to the corporate governance and nominating committee of the Board of Directors in advance and the corporate governance and nominating committee retains the authority to disapprove of any such related party transaction.

PROPOSAL 2:

APPOINTMENT AND REMUNERATION OF

THE COMPANY’S AUDITORS

The firm of KPMG LLP (“KPMG”) has served as the Company’s independent auditors since January 25, 2000. KPMG has been recommended for re-appointment as the Company’s auditors by its audit committee and will be nominated for re-appointment as its auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. Representatives of KPMG will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Independent Auditors. During fiscal year 2017 and fiscal year 2016, the Company retained its independent auditors, KPMG, to provide services in the following categories and amounts:

Audit Fees. The aggregate fees billed by KPMG for professional services rendered for the audit and interim review of the Company’s financial statements was Cdn$483,700 ($368,141in U.S. dollars) in fiscal year 2017 and Cdn$509,000 ($388,550 in U.S. dollars) in fiscal year 2016.

Audit Related Fees. During fiscal year 2017, KPMG LLP provided audit related services for a total amount of Cdn$9,325 ($7,097 in U.S. dollars). For fiscal 2016, KPMG provided audit related services for a total amount of Cdn$10,000 ($7,634 in U.S. dollars).

Tax Fees. During fiscal years 2017 and 2016, KPMG provided tax advisory services for a total amount of Cdn$139,252 ($105,984 in U.S. dollars) and Cdn$39,520 ($30,168 in U.S. dollars), respectively.

All Other Fees. During fiscal years 2017 and 2016, KPMG did not provide other services.

Pre-Approval Policies and Procedures. The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C).

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of KPMG LLP as its independent auditors.

Other Matters

Shareholder Proposals for the 2018 Annual Meeting

Shareholder proposals intended to be included in the Company’s 2018 Circular and presented at the Company’s 2018 Annual Meeting of Shareholders must be submitted to our principal executive office for inclusion in our proxy materials prior to May 11, 2018.

Additional Information

The Company files or furnishes with or to the SEC annual reports on Form 20-F, reports on Form 6-K and annual proxy circular and amendments to such filings. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For more information on the operation of the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. The Company’s

SEC filings are available to the public on the SEC’s website at http://www.sec.gov. These reports are also available free of charge from the Company’s website at http://www.birksgroup.com as soon as reasonably practicable after the Company electronically files or furnishes such material with or to the SEC. The information on the Company’s website is not incorporated by reference into this Circular.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 25 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval of Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

/s/ Miranda Melfi
Miranda Melfi
Vice President, Legal Affairs &
Corporate Secretary

Montreal, Québec – August 2, 2017

Birks Group Inc.

IMPORTANT ANNUAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1.	Election of Directors:		For	Withhold					For	Withhold			For	Withhold
	01 -	Niccolò Rossi di Montelera	☐	☐	02 -	Jean-Christophe Bédos			☐	☐	03 -	Davide Barberis Canonico	☐	☐

	04 -	Emily Berlin	☐	☐	05 -	Shirley A. Dawe			☐	☐	06 -	Frank Di Tomaso	☐	☐

	07 -	Louis L. Roquet	☐	☐	08 -	Joseph F.X. Zahra			☐	☐

						For	Against	Abstain

2.	In respect of the appointment of KPMG LLP as auditors of the Company and authorizing the directors to fix their remuneration.					☐	☐	☐

B	Non-Voting Items

Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

02NJ4C

  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — BIRKS GROUP INC.

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS GROUP INC. (the “Company”) hereby appoints Jean-Christophe Bédos or, failing whom, Pasquale (Pat) Di Lillo, or instead of the foregoing,                                         , as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 7, 2017, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. This proxy is solicited by and on behalf of the Management of the Company.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1)	This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2)	A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3)	The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted “FOR” the itemized matters.

Please complete and return in the envelope provided.